

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2012

Via E-mail
MP Vijay Kumar
Chief Financial Officer
Sify Technologies Limited
Tidel Park, 2nd Floor
No. 4, Rajiv Gandhi Salai, Taramani
Chennai 600 113, India

> **Re: Sify Technologies Limited**
> **Form 20-F for the Fiscal Year Ended March 31, 2011**
> **Filed October 13, 2011**
> **File No. 000-27663**

Dear Mr. Kumar:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kathleen Collins (for PG)

Patrick Gilmore
Accounting Branch Chief